

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2013

<u>Via Facsimile</u>
Mr. Steven P. Smart
Chief Financial Officer
Approach Resources, Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, TX 76116

      Re: **Approach Resources, Inc.**
               Form 10-K for Fiscal Year Ended
               December 31, 2011
               Filed March 12, 2012
               File No. 001-33801

Dear Mr. Smart:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/H. Roger Schwall

               H. Roger Schwall
               Assistant Director